# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dun & Bradstreet Holdings, Inc., CIK 0001799208
CUSIP: 26484T106
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 5335 Gate Parkway, Jacksonville, Florida (FL), 32256
Date of event which requires filing of this statement: 08/26/2025
Amends the filing with accession number 0001140361-21-004688
Filed by CIK 0001260943
Persons authorized to receive notices and communications: Shari Wolkon General Counsel, Thomas H. Lee Partners, L.P., 100 Federal Street, 36th Floor, Boston, Massachusetts (MA), 02110, (617) 227-1050

## Reporting persons
- THOMAS H. LEE ADVISORS, LLC (CIK 0001260943): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thomas H. Lee Equity Fund VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thomas H. Lee Parallel Fund VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- THL Executive Fund VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- THL Equity Advisors VIII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thomas H. Lee Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- THL Managers VIII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- THL Holdco, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- THL Fund VIII Coinvestment Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- THL Equity Fund VIII Investors (D&B), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: Dun & Bradstreet Holdings, Inc.
Address of issuer's principal executive offices: 5335 Gate Parkway, Jacksonville, Florida (FL), 32256
Comment: This Amendment No. 5 (Amendment No. 5) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on February 25, 2022 (as amended from time to time, the Schedule 13D). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 5 shall have the meaning assigned to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is supplemented as follows:

As previously disclosed in Amendment No. 4, on March 23, 2025, the Issuer entered into an Agreement and Plan of Merger (the Merger Agreement) with Denali Intermediate Holdings, Inc., and Denali Buyer, Inc., whereby, subject to the terms thereof, Denali Buyer, Inc. will merge with and the Issuer (the Merger), with the Issuer surviving the Merger as a direct wholly owned subsidiary of Denali Intermediate Holdings, Inc. On August 26, 2025, the Merger was consummated in accordance with the Merger Agreement, and each outstanding share of Common Stock was cancelled and converted into the right to receive $9.15 in cash per share without interest and subject to deduction for any applicable withholding taxes. Accordingly, on August 26, 2025, the Reporting Persons ceased to beneficially own any shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is supplemented as follows:

The percentage of beneficial ownership in this Amendment No. 5 is based on 446,189,224 shares of Common Stock outstanding as of August 1, 2025, as reported in the Issuers Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is supplemented as follows:

The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 5 and are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is supplemented as follows:

Except as reported in this Amendment No. 5, no transactions with respect to the shares of Common Stock were effected during the past sixty days by any of the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuers Common Stock on August 26, 2025.

## Signatures
- THOMAS H. LEE ADVISORS, LLC: /s/ THL Holdco, LLC, THL Holdco, LLC/ Managing Member (08/26/2025)
- THOMAS H. LEE ADVISORS, LLC: /s/ Jeffrey Schechter, Jeffrey Schechter/ Chief Financial Officer (08/26/2025)
- Thomas H. Lee Equity Fund VIII, L.P.: /s/ THL Equity Advisors VIII, LLC, THL Equity Advisors VIII, LLC/General Partner (08/26/2025)
- Thomas H. Lee Equity Fund VIII, L.P.: /s/ Thomas H. Lee Partners, L.P., Thomas H. Lee Partners, L.P./Sole Partner (08/26/2025)
- Thomas H. Lee Equity Fund VIII, L.P.: /s/ Thomas H. Lee Advisors, LLC, Thomas H. Lee Advisors, LLC/Managing Member (08/26/2025)
- Thomas H. Lee Equity Fund VIII, L.P.: /s/ THL Holdco, LLC, THL Holdco, LLC/ Managing Member (08/26/2025)
- Thomas H. Lee Equity Fund VIII, L.P.: /s/ Jeffrey Schechter/ Chief Financial Officer, Jeffrey Schechter/ Chief Financial Officer (08/26/2025)
- Thomas H. Lee Parallel Fund VIII, L.P.: /s/ THL Equity Advisors VIII, LLC, THL Equity Advisors VIII, LLC/ General Partner (08/26/2025)
- Thomas H. Lee Parallel Fund VIII, L.P.: /s/ Thomas H. Lee Partners, L.P., Thomas H. Lee Partners, L.P./Sole Member (08/26/2025)
- Thomas H. Lee Parallel Fund VIII, L.P.: /s/ Thomas H. Lee Advisors, LLC, Thomas H. Lee Advisors, LLC/General Partner (08/26/2025)
- Thomas H. Lee Parallel Fund VIII, L.P.: /s/ THL Holdco, LLC, THL Holdco, LLC/Managing Member (08/26/2025)
- Thomas H. Lee Parallel Fund VIII, L.P.: /s/ Jeffrey Schechter, Jeffrey Schechter/ Chief Financial Officer (08/26/2025)
- THL Executive Fund VIII, L.P.: /s/ THL Equity Advisors VIII, LLC, THL Equity Advisors VIII, LLC/General Partner (08/26/2025)
- THL Executive Fund VIII, L.P.: /s/ Thomas H. Lee Partners, L.P., Thomas H. Lee Partners, L.P./Sole Member (08/26/2025)
- THL Executive Fund VIII, L.P.: /s/ Thomas H. Lee Advisors, LLC, Thomas H. Lee Advisors, LLC/General Partner (08/26/2025)
- THL Executive Fund VIII, L.P.: /s/ THL Holdco, LLC, THL Holdco, LLC/ Managing Member (08/26/2025)
- THL Executive Fund VIII, L.P.: /s/ Jeffrey Schechter, Jeffrey Schechter/ Chief Financial Officer (08/26/2025)
- THL Equity Advisors VIII, LLC: /s/ Thomas H. Lee Partners, L.P., Thomas H. Lee Partners, L.P./Sole Member (08/26/2025)
- THL Equity Advisors VIII, LLC: /s/ Thomas H. Lee Advisors, LLC, Thomas H. Lee Advisors, LLC/ General Partner (08/26/2025)
- THL Equity Advisors VIII, LLC: /s/ THL Holdco, LLC, THL Holdco, LLC/ Managing Member (08/26/2025)
- THL Equity Advisors VIII, LLC: /s/ Jeffrey Schechter, Jeffrey Schechter/ Chief Financial Officer (08/26/2025)
- Thomas H. Lee Partners, L.P.: /s/ Thomas H. Lee Advisors, LLC, Thomas H. Lee Advisors, LLC/General Partner (08/26/2025)
- Thomas H. Lee Partners, L.P.: /s/ THL Holdco, LLC/ Managing Member, THL Holdco, LLC/ Managing Member (08/26/2025)
- Thomas H. Lee Partners, L.P.: /s/ Jeffrey Schechter, Jeffrey Schechter/ Chief Financial Officer (08/26/2025)
- THL Managers VIII, LLC: /s/ Thomas H. Lee Partners, L.P., Thomas H. Lee Partners, L.P./ Sole Member (08/26/2025)
- THL Managers VIII, LLC: /s/ Thomas H. Lee Advisors, LLC, Thomas H. Lee Advisors, LLC/ General Partner (08/26/2025)
- THL Managers VIII, LLC: /s/ THL Holdco, LLC, THL Holdco, LLC/ Managing Member (08/26/2025)
- THL Managers VIII, LLC: /s/ Jeffrey Schechter, Jeffrey Schechter/ Chief Financial Officer (08/26/2025)
- THL Holdco, LLC: /s/ Jeffrey Schechter/ Chief Financial Officer, Jeffrey Schechter/ Chief Financial Officer (08/26/2025)
- THL Fund VIII Coinvestment Partners, L.P.: /s/ Thomas H. Lee Partners, L.P., Thomas H. Lee Partners, L.P./General Partner (08/26/2025)
- THL Fund VIII Coinvestment Partners, L.P.: /s/ Thomas H. Lee Advisors, LLC, Thomas H. Lee Advisors, LLC/General Partner (08/26/2025)
- THL Fund VIII Coinvestment Partners, L.P.: /s/ THL Holdco, LLC, THL Holdco, LLC/Managing Member (08/26/2025)
- THL Fund VIII Coinvestment Partners, L.P.: /s/ Jeffrey Schechter, Jeffrey Schechter/ Chief Financial Officer (08/26/2025)
- THL Equity Fund VIII Investors (D&B), L.P.: /s/ THL Equity Advisors VIII, THL Equity Advisors VIII/ General Partner (08/26/2025)
- THL Equity Fund VIII Investors (D&B), L.P.: /s/ Thomas H. Lee Partners, L.P., Thomas H. Lee Partners, L.P./ Sole Member (08/26/2025)
- THL Equity Fund VIII Investors (D&B), L.P.: /s/ Thomas H. Lee Advisors, LLC, Thomas H. Lee Advisors, LLC/ General Partner (08/26/2025)
- THL Equity Fund VIII Investors (D&B), L.P.: /s/ THL Holdco, LLC, THL Holdco, LLC/ Managing Member (08/26/2025)
- THL Equity Fund VIII Investors (D&B), L.P.: /s/ Jeffrey Schechter, Jeffrey Schechter/ Chief Financial Officer (08/26/2025)